KENNETH TAN
10 De Souza Avenue
#02-24
Singapore 599449
Kenneth.tan@belive.sg
+65 9040 6056

3rd July 2026

The Board of Directors
BeLive Holdings
BeLive Technology Pte. Ltd.
BeLive Technology Vietnam
(and each related company within the BeLive group)
c/o [Company Secretary Name], Company Secretary
[Company address]

Re: Resignation of All Executive and Board Positions

Dear Members of the Board,

I hereby tender my resignation from **all of my executive and board positions** across the BeLive group, namely as **Chairman, Executive Director, and Chief Executive Officer**; including but not limited to the following entities:

1. **BeLive Holdings**;
2. **BeLive Technology Group Ltd**.;
3. **BeLive Technology Pte. Ltd.**;
4. **BeLive Technology Vietnam**; and
5. all related companies, subsidiaries, and affiliates within the BeLive group in which I hold any directorship, chairmanship, or executive office.

This resignation is effective **3rd July 2026** in accordance with the notice period(s) under my employment/service agreement(s). My resignation is for personal reasons and is not because of a disagreement relating to the Company or its operations, policies or practices.

Over the notice period, I will work to ensure an orderly handover of my responsibilities so that the transition is as seamless as possible for the team and the Company. This includes documenting active accounts and pipeline, transitioning key customer and partner relationships, and briefing incoming leadership.

It has been a privilege to co-found and lead BeLive, and I am proud of what the team has built. I remain committed to a smooth transition and wish the Company and its people continued success.

Please advise on the formal steps required from me, including exit documentation, coordination with the Company Secretary on board and disclosure matters, and the appointment of successors where required by law.

Yours sincerely,



Kenneth Tan

cc: Grace Kweh, Human Resources; Company Secretary